Links Golf Café, LLC (the "Company") an Arizona Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Period Ended October 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Links Golf Café, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of October 31, 2022, and the related statements of operations, statement of changes in member equity, and statement of cash flows for the short period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 30, 2022
Vincenzo Mongio

Statement of Financial Position

	As of October 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	64
Related Party Advances	42,765
Total Current Assets	42,829
Non-current Assets	
Intangible Assets: Franchise Marketing Intellectual Property,	50,000
Total Non-Current Assets	50,000
TOTAL ASSETS	92,829
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Liabilities	-
Total Current Liabilities	-
Long-term Liabilities	
Accrued Interest - Related Party	1,381
Promissory Notes Payable - Related Party	75,000
Total Long-Term Liabilities	76,381
TOTAL LIABILITIES	76,381
EQUITY	
Member Capital	16,448
Total Equity	16,448
TOTAL LIABILITIES AND EQUITY	92,829

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/22	-
Net Income (Loss)	16,448
Ending Balance 10/31/2022	16,448

Statement of Operations

	Period Ended October 31, 2022
Revenue - Workshops and Programs	61,245
Operating Expenses	
Advertising and Marketing	9,916
General and Administrative	8,500
Total Operating Expenses	18,416
Operating Income (loss)	42,829
Other Income	
Other	-
Total Other Income	-
Other Expense	
Interest Expense - Related Party	26,381
Other	
Total Other Expense	26,381
Provision for Income Tax	-
Net Income (loss)	16,448

Statement of Cash Flows

	Period Ended October 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	16,448
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Interest - Related Party	1,381
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,381
Net Cash provided by (used in) Operating Activities	17,829
INVESTING ACTIVITIES	
Related Party Advances	(42,765)
Franchise Marketing Intellectual Property to Related Party	(50,000)
Net Cash provided by (used by) Investing Activities	(92,765)
FINANCING ACTIVITIES	
Promissory Notes Payable - Related Party	75,000
Net Cash provided by (used in) Financing Activities	75,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	64
Cash at end of period	64

Links Golf Café, LLC
Notes to the Unaudited Financial Statements
October 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Links Golf Café, LLC was formed on January 1st, 2022, in Arizona. The Company's primary revenues will be from the sale of franchises and related system rental fees. The Company's customers will be located in the United States and, in time, globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2022, and 2023, to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's intended primary revenue producing activity is the issuance of Franchises and peripheral activities. There have been no Franchises awarded as of 31st October 2022, hence no revenues from Franchises yet.–The Company also generates revenues by selling access to training workshops and programs and the revenues from these programs are recognized when a client completes the program. These would be made available via the Franchises in the future. As part of the programs, there are conditional payments due if clients produce success measures in a specific time frame. No conditional payment milestones have been achieved or recognized as revenue during the period.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On July 11, 2022, the Company entered into a promissory note agreement in the amount of $75,000 with a member of the company of which $50,000 was the principal amount and $25,000 immediate interest portion was converted to principal. The note bears a 6% interest rate and matures on December 31, 2023. As of October 31, 2022, the interest accrued on the note is $1,380.

During the short year ended October 31, 2022, the company made advances to members of the company totaling $42,765. The amounts bear no interest and are due on demand.

During the short year ended October 31, 2022, the company entered into a consulting agreement, totaling $50,000, with a member of the company for the creation of its franchise documentation.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See "Note 3 – Related Party Transactions".

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	75,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is an LLC with a single class of interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 31st, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 30, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history upon which to base future performance. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts

NOTE 9 – RISKS AND UNCERTAINTIES

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.